July 14, 2016

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:         Globalink, Ltd.

Registration Statement on Form S-1

Filed May 13, 2016

File No. 333-211360

Dear Ms. Ransom:

This letter sets forth the responses of Globalink, Ltd. a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated June 8, 2016 (the “Letter”), relating to the Company’s Registration Statement on Form S-1, File No. 333-211360 (the “Registration Statement”) , filed on May 13, 2016. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

We are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are five copies of a blacklined version of Amendment No. 1, marked to show revisions made to the Registration Statement in response to the Staff’s comments in the Letter. Please note that we have made edits in Amendment No. 1 to correct immaterial grammatical and punctuation errors which appear as marked changes in Amendment No. 1.

General

1.	We note the inclusion of the consent on page 90 from Davidson & Company LLP, your independent registered public accounting firm. Please revise to include the audit report within Part I of the registration statement.

We respectfully advise the Staff that we have amended Amendment No. 1 to include the audit report of Davidson & Company LLP for the year ended December 31, 2015 within Part I of the registration statement. In connection therewith, we have removed the consent of Davidson & Company LLP that originally appeared on page 90 and are filing an updated consent of Davidson & Company LLP as Exhibit 23.1.

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2.	Please update your financial information to provide the unaudited interim period financial information required by Rule 8-08 of Regulation S-X for the quarterly period ended March 31, 2016.

We respectfully advise the Staff that we have amended Amendment No. 1 to provide the unaudited interim financial information required by Rule 8-08 of Regulation S-X for the quarterly period ended March 31, 2016.

Please note that we acknowledge the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon completion of your review of Amendment No. 1, assuming there are no further material comments and the Staff does not otherwise object, we would like to request the effectiveness of the Registration Statement.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned or our counsel, William P. Ruffa, Esq., at 646-831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

GLOBALINK, LTD.

By:	/s/ Hin Kwok Sheung
Hin Kwok Sheung, President

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